Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Financial Statements For the three and nine months ended July 31, 2020 and 2019

(Expressed in United States Dollars)

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019

(Expressed in United States Dollars)

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Financial Statements

Notice of no auditor review of the condensed interim consolidated financial statements

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed interim consolidated financial statements, they must be accompanied by a notice indicating that the condensed interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of Micromem Technologies Inc. (the "Company") have been prepared by and are the responsibility of the Company's management and approved by the Board of Directors.

The Company's independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada, for a review of condensed interim consolidated financial statements by an entity's auditor.

September 25, 2020

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Statements of Financial Position
As at July 31, 2020 and October 31, 2019

(Expressed in United States dollars)

		As at	As at
	Notes	July 31, 2020	October 31, 2019
Assets
Current
Cash	19	$22,374	$46,056
Prepaid expenses and other receivables		16,000	14,751
Total current assets		38,374	60,807
Property and equipment	6	56,187	2,677
Patents	7	13,877	20,000
Total assets		$108,438	$83,484

Liabilities
Current
Trade payables and other liabilities	19(c)	$925,359	$997,632
Current lease liability	8	36,442	-
Convertible debentures	10,19	2,625,785	2,599,074
Derivative liabilities	10,19	444,864	765,425
Total current liabilities		4,032,450	4,362,131
Long-term lease liability	8	20,997	-
Long-term loan	9	29,632	-
Total liabilities		4,083,079	4,362,131

Shareholders' Deficiency
Share capital	11	85,323,002	84,153,696
Contributed surplus		27,807,786	27,757,639
Equity component of convertible debentures	10	23,952	50,147
Accumulated deficit		(117,129,381)	(116,240,129)
Total shareholders' deficiency		(3,974,641)	(4,278,647)
Total liabilities and shareholders' deficiency		$108,438	$83,484

Going concern	2
Contingencies	18
Subsequent events	22

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Approved on behalf of the Board of Directors:

"Joseph Fuda"	"Alex Dey"
Director	Director

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

For the three and nine months ended July 31, 2020 and 2019

(Expressed in United States dollars)

		Three months ended July 31,		Nine months ended July 31,
	Notes	2020	2019	2020	2019
Operating expenses
General and administrative	15(a)	$25,536	$42,410	$81,220	$153,956
Professional, other fees and salaries	15(b)	70,677	113,429	363,220	331,088
Development costs (recovery)		-	(3,920)	-	(38,286)
Travel and entertainment		1,522	18,008	20,612	39,898
Amortization of property and equipment	6	6,933	792	20,797	2,381
Amortization of patents	7	2,000	188,113	6,123	265,075
Foreign exchange loss (gain)	19(a)	107,052	82,350	(32,074)	33,343
Total operating expenses		213,720	441,182	459,898	787,455

Other expenses (income)
Accretion expense	10	278,770	298,355	754,333	1,103,438
Convertible debt interest expense	10	113,886	220,229	347,685	473,919
Other interest expense	8	5,814	-	10,879	-
Financing costs	10	2,000	305	31,500	52,562
Gain on revaluation of derivative liabilities	10	(412,921)	(417,239)	(695,346)	(735,242)
Loss on conversion of convertible debentures	10	33,138	11,701	96,411	31,499
Loss (gain) on extinguishment of convertible	10	567	-	(116,108)	(707)
Total other (income) expenses		21,254	113,351	429,354	925,469

Net income (loss) before income tax provision		(234,974)	(554,533)	(889,252)	(1,712,924)
Income tax provision	14	-	-	-	-
Net income (loss) and comprehensive income (loss)		$(234,974)	$(554,533)	$(889,252)	$(1,712,924)

Weighted average number of outstanding shares, basic and diluted	13	382,143,781	287,720,884	370,780,636	277,543,200
Basic and diluted income (loss) per share	13	$-	$-	$-	$(0.01)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Statements of Changes in Equity

For the three and nine months ended July 31, 2020 and 2019

(Expressed in United States dollars)

					Equity
					component of
		Number of	Share	Contributed	convertible	Accumulated
	Notes	shares	capital	surplus	debentures	deficit	Total
Balance at November 1, 2019		346,952,721	$84,153,696	$27,757,639	$50,147	$(116,240,129)	$(4,278,647)
Private placements of shares for cash	11	9,643,397	389,814	-	-	-	389,814
Subscription for private placement	11.	-	15,557	-	-	-	15,557
Convertible debentures converted into common shares	10	35,463,811	749,384	-	-	-	749,384
Expiry of convertible debenture conversion option	10	-	-	50,147	(50,147)	-	-
Renewal of convertible debentures	10	-	-	-	23,952	-	23,952
Shares issued on settlement of accounts payable		365,094	14,551	-	-	-	14,551
Net loss		-	-	-	-	(889,252)	(889,252)
Balance at July 31, 2020		392,425,023	$85,323,002	$27,807,786	$23,952	$(117,129,381)	$(3,974,641)

Balance at November 1, 2018		259,602,699	$82,282,903	$27,630,909	$70,283	$(113,407,265)	$(3,423,170)
Private placements of shares for cash	11	2,961,059	112,968	-	-	-	112,968
Financing costs converted into common shares		350,000	21,000	-	-	-	21,000
Convertible debentures converted into common shares	10	30,624,739	882,964	-	-	-	882,964
Expiry of convertible debenture conversion option	10	-	-	91,952	(91,952)	-	-
Renewal of convertible debentures	10	-	-	-	85,646	-	85,646
Net loss		-	-	-	-	(1,712,924)	(1,712,924)
Balance at July 31, 2019		293,538,497	$83,299,835	$27,722,861	$63,977	$(115,120,189)	$(4,033,516)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Micromem Technologies Inc.

Unaudited Condensed Interim Consolidated Statements of Cash Flows
For the three and nine months ended July 31, 2020 and 2019
(Expressed in United States dollars)

		Three months ended July 31,		Nine months ended July 31,
	Notes	2020	2019	2020	2019
Operating activities
Net income (loss)		$(234,974)	$(554,533)	$(889,252)	$(1,712,924)
Items not affecting cash:
Amortization of patents	7	2,000	188,113	6,123	265,075
Amortization of property and equipment	6	6,933	792	20,797	2,381
Accretion expense	10,16	278,770	298,355	754,333	1,103,438
Accrued interest on convertible debentures	10,16	98,579	140,313	208,246	215,250
Loss on conversion of convertible debentures	10	33,138	11,701	96,411	31,499
Gain on revaluation of derivative liabilities	10,16	(412,921)	(417,239)	(695,346)	(735,242)
Loss (gain) on extinguishment of convertible debentures	10,16	567	-	(116,108)	(707)
Shares issued for financing costs	10,16	-	-	-	21,000
Shares issued on settlement of accounts payable		-	-	14,551	-
Foreign exchange loss (gain)	19	126,315	75,187	(31,750)	36,762
		(101,593)	(257,311)	(631,995)	(773,468)
Net changes in non-cash working capital:
Decrease in development costs receivable		-	-	-	81,841
Decrease (increase) in prepaid expenses and other receivables		11,282	20,632	(1,249)	(5,042)
Increase (decrease) in trade payables and other liabilities		38,168	120,629	(72,273)	75,108
Cash flows used in operating activities		(52,143)	(116,050)	(705,517)	(621,561)

Investing activity
Patents	7	-	(10,932)	-	(18,147)
Cash flows used in investing activity		-	(10,932)	-	(18,147)

Financing activities
Repayment of lease liability	8	-	-	(11,423)	-
Proceeds from long-term debt	9	1,178	-	29,632	-
Private placements of shares for cash	11	-	10,000	389,814	112,968
Proceeds from issuance of convertible debentures	16	-	125,278	430,177	501,799
Repayments of convertible debentures	16	22,201	-	(171,922)	(170,663)
Cash flows provided by financing activities		38,936	135,278	681,835	444,104
Net change in cash		(13,207)	8,296	(23,682)	(195,604)
Cash - beginning of period		35,581	2,932	46,056	206,832
Cash - end of period		$22,374	$11,228	$22,374	$11,228

Supplemental cash flow information
Interest paid (classified in operating activities)	8,10	$15,307	$79,916	$139,439	$258,669
Carrying amount of convertible debentures converted into common shares	16	$252,060	$294,367	$652,973	$851,465

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019
(Expressed in United States dollars, unless otherwise noted)

1. Reporting entity and nature of business

Micromem Technologies Inc. ("Micromem" or the "Company") is incorporated under the laws of the Province of Ontario, Canada. Micromem is a publicly traded company with its head office located at 121 Richmond Street West, Suite 304, Toronto, Ontario, Canada. The Company's common shares are currently listed on the Canadian Securities Exchange under the trading symbol "MRM" and on the Over the Counter Venture Market under the trading symbol "MMTIF".

The Company develops, based upon proprietary technology, customized sensor applications for companies (referred to as “development partners”) operating internationally in various industry segments. The Company has not generated commercial revenues through July 31, 2020 and is devoting substantially all its efforts to securing commercial revenue opportunities.

2. Going concern

These unaudited condensed interim consolidated financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast significant doubt about the Company's ability to continue as a going concern and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern. During the nine months ended July 31, 2020, the Company reported a net loss and comprehensive loss of $904,089 (2019 - $1,712,924) and negative cash flow from operations of $705,517 (2019 - $621,561). The Company's working capital deficiency as at July 31, 2020 was $3,994,076 (October 31, 2019 – $4,301,324).

The Company's success depends on the profitable commercialization of its proprietary sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company's planned operations through fiscal 2020; however, the ability of the Company to continue as a going concern is dependent upon its ability to secure additional financing and/or profitably commercialize its technology. These unaudited condensed interim consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

The COVID-19 pandemic creates additional risk for the Company if there is a prolonged industry slowdown in those sectors where the Company currently operates including the oil and gas sectors in particular. To date, the impact of the pandemic has resulted in the layoff of Company staff as of March 27, 2020. The Company has encountered delays in the commercial status plans of its technology with its primary customers. It secured a government backed loan of $40,000 CDN ($29,632 USD) which matures in December 2025 (Note 9) and received a government wage subsidy of $36,111 CDN ($26,751 USD) (Note 15(b)(i)).

If the going concern assumption were not appropriate for these unaudited condensed interim consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used; in such cases, these adjustments would be material.

3. Basis of presentation

These unaudited condensed interim consolidated financial statements for the three and nine months ended July 31, 2020 and 2019 have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim financial reporting. The accounting policies and methods of computation adopted in the preparation of the unaudited condensed interim consolidated financial statements are consistent with those followed in the preparation of the Company's audited annual consolidated financial statements for the year ended October 31, 2019. The Company applied, as of November 1, 2019, International Financial Reporting Standard ("IFRS") 16 Leases and IFRS Interpretations Committee ("IFRIC") 23 Uncertainty over income tax treatments. As required by IAS 34, the nature and effect of those changes are disclosed in Note 4. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

These unaudited condensed interim consolidated financial statements were authorized for issuance and release by the Company's Board of Directors on September 25, 2020.

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019
(Expressed in United States dollars, unless otherwise noted)

3. Basis of presentation (continued)

(a) Basis of consolidation

These unaudited condensed interim consolidated financial statements include the accounts of Micromem Technologies Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation. The Company applies the acquisition method to account for business combinations. Acquisition-related costs are expensed as incurred.

The Company's wholly-owned subsidiaries include:

(i) Micromem Applied Sensors Technology Inc. ("MAST") which was incorporated in November 2007 and is domiciled in Delaware, United States. MAST has previously had the primary responsibility for the exploitation of the Company's technologies in conjunction with various strategic partners and customers.

(ii) 7070179 Canada Inc. which was incorporated in October 2008 under the Canada Business Corporations Act in Ontario, Canada. The Company has assigned to this entity its rights, title and interests in certain patents, which it previously held, directly, in exchange for common shares of this entity.

(iii)	Inactive subsidiaries	Domiciled in
	Memtech International Inc.	Bahamas
	Memtech International (USA) Inc., Pageant Technologies (USA) Inc.	United States
	Pageant Technologies Inc., Micromem Holdings (Barbados) Inc.	Barbados

(b) Basis of measurement

These unaudited condensed interim consolidated financial statements have been prepared on the historical cost basis, except for financial instruments designated at fair value through profit and loss which are measured at their fair value.

(c) Functional and presentation currency

These unaudited condensed interim consolidated financial statements are presented in United States dollars ("USD"), which is the functional currency of the Company and all of its subsidiaries.

(d) Use of estimates and judgments

The preparation of these unaudited condensed interim consolidated financial statements in conformity with IFRSs requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the unaudited condensed interim consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are reviewed periodically and adjustments are made as appropriate in the reporting period they become known. Items for which actual results may differ materially from these estimates are described in the following section.

(i) Fair value of options and conversion features

The Company makes estimates and utilizes assumptions in determining the fair value for stock options and derivative liabilities based on the application of the Black-Scholes option pricing model or the binomial option pricing model, depending on the circumstances. These pricing models require management to make various assumptions and estimates that are susceptible to uncertainty, including the volatility of the share price, expected dividend yield, expected term, expected risk-free interest rate, and exercise price in the binomial option pricing model.

(ii) Useful lives and recoverability of long-lived assets

Long-lived assets consist of property and equipment and patents. Amortization is dependent upon estimates of useful lives and impairment is dependent upon estimates of recoverable amounts. These are determined through the exercise of judgment and are dependent upon estimates that take into account factors such as economic and market conditions, frequency of use, anticipated changes in laws, and technological improvements.

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019
(Expressed in United States dollars, unless otherwise noted)

3. Basis of presentation (continued)

(d) Use of estimates and judgments (continued)

(iii) Income taxes

Income taxes and tax exposures recognized in the unaudited condensed interim consolidated financial statements reflect management's best estimate of the outcome based on facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, it recognizes a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when the Company becomes aware of this difference.

When the Company incurs losses for income tax purposes, it assesses the probability of taxable income being available in the future, based on budgeted forecasts. These forecasts are adjusted for certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate that sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

(iv) Going concern assumption

The Company applies judgment in assessing whether material uncertainties exist that would cause doubt as to the whether the Company could continue as a going concern.

(v) Expected credit losses on financial assets

Determining an allowance for expected credit losses ("ECLs") for all debt financial assets not held at fair value through profit or loss requires management to make assumptions about the historical patterns for the probability of default, the timing of collection and the amount of incurred credit losses, which are adjusted based on management's judgment about whether economic conditions and credit terms are such that actual losses may be higher or lower than historical patterns suggest.

4. Adoption of new accounting pronouncements

(a) IFRS 16 Leases

IFRS 16 replaces the previous guidance on leases. This standard provides a single recognition and measurement model to be applied by lessees to leases, with required recognition of assets and liabilities for most leases. This standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. The Company has adopted this new standard as of its effective date, in accordance with the transitional provisions specified in IFRS 16. The Company has applied the following practical expedients:

(i) The Company applied the simplified transition approach and did not restate comparative information. As a result, the Company recognized the cumulative effect of initially applying IFRS 16 as an adjustment to the accumulated deficit as at November 1, 2019.

(ii) The Company elected to apply IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 - Determining whether an arrangement contains a lease, were not reassessed for whether there is a lease. The Company applied the definition of a lease under IFRS 16 to contracts entered into or changed on or after November 1, 2019.

(iii) The present value of remaining minimum lease payments is capitalized as an asset and offsetting lease liability recognized. As the interest rate implicit in the lease cannot be readily determined, management applied the Company's incremental borrowing rate (based on recent non-convertible debentures) of 24% per annum as the discount rate.

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019
(Expressed in United States dollars, unless otherwise noted)

4. Adoption of new accounting pronouncements (continued)

(a) IFRS 16 Leases (continued)

In accordance with the practical expedients applied, the Company has recognized lease liabilities and right-of-use assets at the date of initial application for leases previously classified as operating leases in accordance with IAS 17. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases (lease term of 12 months or less) and leases for which the underlying asset is of low value.

The change in accounting policy had the following impact on the statement of financial position:

		As at November 1, 2019
		Previously	Impacts from
		stated	adoption	Restated
Impact of IFRS 16 on statement of financial position
Right-of-use asset	Note 6	-	74,307	74,307
Current lease liability	Note 8	-	36,442	36,442
Non-current lease liability	Note 8	-	37,865	37,865

The following is the Company's policy for accounting for lease contracts in accordance with IFRS 16:

At the inception of a contract, the Company assesses whether a contract is, or contains a lease. A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. In addition, the right-of-use assets are adjusted for impairment losses, if any. The estimated useful lives and recoverable amounts of right-of-use assets are determined on the same basis as those of property and equipment. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases (lease term of 12 months or less) and leases for which the underlying asset is of low value. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(b) IFRIC 23 Uncertainty over income tax treatments

IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. It specifically addresses whether an entity considers each tax treatment independently or collectively, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, and how an entity considers changes in facts and circumstances. IFRIC 23 became effective for the annual periods beginning on or after January 1, 2019, with earlier application permitted. The Company has adopted this interpretation as of its effective date and assessed no significant impact as a result of the adoption of this interpretation.

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019
(Expressed in United States dollars, unless otherwise noted)

5. New and revised standards and interpretations issued but not yet effective

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2020. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

(a) IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

IAS 1 and IAS 8 were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2020, with earlier adoption permitted. The Company will adopt this interpretation as of its effective date. The Company has performed a preliminary analysis and has not assessed any significant impacts as a result of the adoption of these amendments.

6. Property and equipment

		As at		As at
		November 1,		July 31,
		2019	Additions	2020
Cost
Computers		$32,040	$-	$32,040
Right-of-use assets	Note 4(a)	74,307	-	74,307
		$106,347		$106,347
Accumulated amortization
Computers		$29,363	$532	$29,895
Right-of-use assets	Note 4(a)	-	20,266	20,266
		$29,363		$50,160

Net book value		$76,984		$56,187

7. Patents

	As at		As at
	November 1,		July 31,
	2019	Additions	2020
Cost	$681,288	$-	$681,288
Accumulated amortization	661,288	6,123	667,411
Net book value	$20,000		$13,877

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019
(Expressed in United States dollars, unless otherwise noted)

8. Leases

(a) Maturity analysis of lease obligations

The following represents a maturity analysis of the Company's undiscounted principal amount of contractual lease obligations as at July 31, 2020.

CDN
Less than one year	$48,060
Two to five years	44,055
$92,115

(b) Supplemental disclosure

For the three and nine months ended July 31, 2020, the Company recognized $3,595 and $10,187 respectively of interest expense on lease obligations in the unaudited condensed interim consolidated statements of operations and comprehensive loss. The Company further recognized total cash outflow of $NIL and $11,423 relating to leases.

9. Long-term loan

On April 15, 2020, the Company obtained a $40,000 CDN ($29,632 USD) interest-free loan from the Government of Canada under the Canada Emergency Business Account ("CEBA") program to cover its operating costs. The term loan matures on December 31, 2025. Repaying the balance of the loan on or before December 31, 2022 will result in a loan forgiveness of $10,000. Effective January 1, 2023, any outstanding balance on the term loan shall bear interest at a rate of 5% per annum.

10. Convertible debentures

The Company issues three types of convertible debentures: USD denominated convertible debentures with an equity component, Canadian dollar ("CDN") denominated convertible debentures with an embedded derivative due to variable consideration payable upon conversion caused by foreign exchange, and USD denominated convertible debentures with an embedded derivative caused by variable conversion prices.

During the three and nine months ended July 31, 2020, the Company expensed $2,000 and $31,500, respectively (2019 - $305 and $52,562), in financing costs which primarily consist of early repayment premiums and administrative fees relating to the convertible debentures. During the nine months ended July 31, 2020, $3,500 (2019 - $21,000) of total financing costs were settled in the Company's common shares. All loan principal amounts and conversion prices are expressed in original currency and all remaining dollar amounts are expressed in USD.

(a) Current period information presented in the unaudited condensed interim consolidated financial statements

Convertible debentures outstanding as at July 31, 2020:

(i) - (ii)
	USD	CDN	USD
	(equity	(embedded	(embedded
	component)	derivative)	derivative)
Loan principal outstanding	$931,000	$2,134,706	$451,208

Terms of loan
Annual stated interest rate	12% - 24%	12% - 24%	4% - 24%
Effective annual interest rate	24% - 36%	12% - 1270%	4114% - 20559%
Conversion price to common shares	$0.04 - $0.07	$0.05 - $0.14
Remaining life (in months)	0 - 9	0 - 9	0 - 12

Unaudited condensed interim consolidated statement of financial position				Total
Carrying value of loan principal	913,271	$1,207,287	$148,569	$2,269,127
Interest payable	109,852	199,919	46,887	356,658
Convertible debentures	$1,023,123	$1,407,206	$195,456	$2,625,785
Derivative liabilities	-	$137,979	$306,885	$444,864
Equity component of convertible debentures	23,952	$-	$-	$23,952

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019
(Expressed in United States dollars, unless otherwise noted)

10. Convertible debentures (continued)

(a) Current period information presented in the unaudited condensed interim consolidated financial statements (continued)

For the nine months ended July 31, 2020:
	USD	CDN	USD
	(equity	(embedded	(embedded
	component)	derivative)	derivative)	Total
Unaudited condensed interim consolidated statement of operations and comprehensive loss
Accretion expense	$30,230	$415,864	$308,239	$754,333
Interest expense	$145,527	$163,446	$38,712	$347,685
Gain on revaluation of derivative liabilities	$-	$(526,028)	$(169,318)	$(695,346)
Loss on conversion of convertible debentures	$-	$-	$96,411	$96,411
Gain on extinguishment of convertible debentures	$-	$382	$(116,490)	$(116,108)
Unaudited condensed interim consolidated statement of changes in equity
Amount of principal converted to common shares	$20,000	$35,000	$454,563	$509,563
Amount of interest converted to common shares	$447	$1,161	$14,196	$15,804
Number of common shares issued on conversion of convertible
debentures	511,175	731,440	34,221,196	35,463,811
Unaudited condensed interim consolidated statement of cash flows
Amount of principal repaid in cash	$-	$89,922	$80,000	$169,922
Amount of interest repaid in cash	$53,889	$83,783	$1,767	$139,439

For the three months ended July 31, 2020:
	USD	CDN	USD
	(equity	(embedded	(embedded
	component)	derivative)	derivative)	Total
Unaudited condensed interim consolidated statement of operations and comprehensive loss
Accretion expense	$6,223	$121,279	$151,268	$278,770
Interest expense	$48,360	$50,841	$14,685	$113,886
Gain on revaluation of derivative liabilities	$-	$(358,725)	$(54,196)	$(412,921)
Loss on conversion of convertible debentures	$-	$-	$33,138	$33,138
Loss (gain) on extinguishment of convertible debentures	$-	$567	$-	$567
Unaudited condensed interim consolidated statement of changes in equity
Amount of principal converted to common shares	$-	$-	$215,500	$215,500
Amount of interest converted to common shares	$-	$(6)	$2,682	$2,676
Number of common shares issued on conversion of convertible
debentures	-	-	15,390,358	$15,390,358
Unaudited condensed interim consolidated statement of cash flows
Amount of principal repaid in cash	$-	$3,799	$-	$3,799
Amount of interest repaid in cash	$7,029	$8,278	$-	$15,307

(i) Conversion price defined as 75% multiplied by the average of the lowest 3 closing stock prices for the 10 trading days prior to conversion date.

(ii) Conversion price defined as 75% multiplied by the lowest stock price for the 20 trading days prior to conversion date.

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019
(Expressed in United States dollars, unless otherwise noted)

10. Convertible debentures (continued)

(b) Comparative information presented in the unaudited condensed interim consolidated financial statements

Convertible debentures outstanding as at October 31, 2019:
	USD	CDN	USD
	(equity	(embedded	(embedded
	component)	derivative)	derivative)
Loan principal outstanding	$931,000	$2,271,017	$425,000

Terms of loan
Annual stated interest rate	12% - 24%	12% - 24%	4% - 10%
Effective annual interest rate	24% - 36%	13% - 645%	139% - 5368%
Conversion price to common shares	$0.04 - $0.07	$0.05 - $0.15
Remaining life (in months)	1 - 6	0 - 12	3 - 12

Unaudited condensed interim consolidated statement of financial position				Total
Carrying value of loan principal	$906,993	$1,464,416	$63,422	$2,434,831
Interest payable	18,661	121,444	24,138	164,243
Convertible debentures	$925,654	$1,585,860	$87,560	$2,599,074
Derivative liabilities	$-	$204,366	$561,059	$765,425
Equity component of convertible debentures	$50,147	$-	$-	$50,147

(i) Conversion price defined as 75% multiplied by the average of the lowest 3 closing stock prices for the 10 trading days prior to conversion date.

(ii) Conversion price defined as 75% multiplied by the lowest stock price for the 20 trading days prior to conversion date.

For the nine months ended July 31, 2019:
	USD	CDN	USD
	(equity	(embedded	(embedded
	component)	derivative)	derivative)	Total
Unaudited condensed interim consolidated statement of operations and comprehensive loss
Accretion expense	$94,410	$650,009	$359,019	$1,103,438
Interest expense	$156,399	$257,218	$60,302	$473,919
Gain (loss) on revaluation of derivative liabilities	$-	$(734,162)	$(1,080)	$(735,242)
Loss on conversion	$-	$-	$31,499	$31,499
Gain (loss) on extinguishment of convertible debentures	$-	$(2,926)	$2,219	$(707)
Unaudited condensed interim consolidated statement of changes in equity
Amount of principal converted to common shares	$-	$-	$555,980	$555,980
Amount of interest converted to common shares	$-	$-	$29,373	$29,373
Number of common shares issued on conversion of convertible
debentures	-	-	30,624,739	30,624,739
Unaudited condensed interim consolidated statement of cash flows
Amount of principal repaid in cash	$-	$95,063	$75,600	$170,663
Amount of interest repaid in cash	$138,580	$114,116	$5,973	$258,669

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019
(Expressed in United States dollars, unless otherwise noted)

10. Convertible debentures (continued)

(b) Comparative information presented in the unaudited condensed interim consolidated financial statements (continued)

For the three months ended July 31, 2019:
	USD	CDN	USD
	(equity	(embedded	(embedded
	component)	derivative)	derivative)	Total
Unaudited condensed interim consolidated statement of operations and comprehensive loss
Accretion expense	$30,837	$224,431	$43,087	$298,355
Interest expense	$59,275	$145,744	$15,210	$220,229
Gain on revaluation of derivative liabilities	$-	$(327,164)	$(90,075)	$(417,239)
Loss on conversion of convertible debentures	$-	$-	$11,701	$11,701
Gain on extinguishment of convertible debentures	$-	$-	$-	$-
Unaudited condensed interim consolidated statement of changes in equity
Amount of principal converted to common shares	$-	$-	$225,000	$225,000
Amount of interest converted to common shares	$-	$-	$10,406	$10,406
Number of common shares issued on conversion of convertible
debentures	-	-	12,193,523	12,193,523
Unaudited condensed interim consolidated statement of cash flows
Amount of principal repaid in cash	$-	$-	$-	$-
Amount of interest repaid in cash	$44,860	$35,056	$-	$79,916

(i) Conversion price defined as 75% multiplied by the average of the lowest 3 closing stock prices for the 10 trading days prior to conversion date.

(ii) Conversion price defined as 75% multiplied by the lowest stock price for the 20 trading days prior to conversion date.

(iii) Conversion price defined as 75% multiplied by the lowest stock price for the 15 trading days prior to conversion date.

(c) Fair value of derivative liabilities outstanding

The fair value of the derivative liabilities is determined in accordance with the Black-Scholes or binomial option-pricing models, depending on the circumstances. The underlying assumptions are as follows:

	As at	As at
	July 31,	October 31,
	2020	2019
Share price	$0.02	$0.02
Exercise price	$0.01 - $0.10	$0.02 - $0.11
Volatility factor (based on historical volatility)	130% - 228%	173% - 321%
Risk free interest rate	0.17% - 0.22%	1.67% - 1.69%
Expected life of conversion features (in months)	0 - 12	0 - 12
Expected dividend yield	0%	0%
CDN to USD exchange rate (as applicable)	0.7408	0.7582
Call value	$0.00 - $0.02	$0.00 - $0.02

Volatility was estimated using the historical volatility of the Company's stock prices for common shares.

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019
(Expressed in United States dollars, unless otherwise noted)

11. Share capital

(a) Authorized and outstanding shares

The Company has two classes of shares as follows:

(i) Special redeemable voting preference shares - 2,000,000 authorized, nil issued and outstanding.

(ii) Common shares without par value – an unlimited number authorized. The holders of the common shares are entitled to receive dividends which may be declared from time to time, and are entitled to one vote per share at shareholder meetings of the Company. All common shares are ranked equally with regards to the Company's residual assets.

(b) Private placements

During the three months ended July 31, 2020, the Company did not complete any private placements.

During the three months ended July 31, 2019, the Company completed one private placement, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received net proceeds of $10,000 and issued a total of 270,270 common shares.

During the nine months ended July 31, 2020, the Company completed two private placements (2019 - four private placements), pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received net proceeds of $389,814 (2019 - $112,968) and issued a total of 9,643,397 (2019 - 2,961,059) common shares.

12. Stock options

(a) Stock option plan

The Company has a fixed stock option plan. Under the Company's stock option plan (the "Plan"), the Company may grant options for up to 18,840,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company's shares on the date of grant unless otherwise permitted by applicable securities regulations. An option's maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors' resolution.

(b) Summary of changes

		Weighted
	Number of	average
	options	exercise price
Outstanding at November 1, 2019	5,730,000	$0.25
Granted	-	-
Expired	(300,000)	0.49
Outstanding at July 31, 2020	5,430,000	$0.23
Outstanding at November 1, 2018	6,250,000	$0.29
Granted	-	-
Expired	(520,000)	0.80
Outstanding at July 31, 2019	5,730,000	$0.25

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019
(Expressed in United States dollars, unless otherwise noted)

12. Stock options (continued)

(c) Stock options outstanding at July 31, 2020

			Weighted average
				Remaining
		Number of		contractual life
Date of issue	Expiry date	options	Exercise price	(years)
August 20, 2015	August 20, 2020	940,000	$0.46	0.1
September 30, 2015	September 30, 2020	250,000	0.40	0.2
December 30, 2016	December 30, 2021	2,040,000	0.25	1.4
June 29, 2018	June 29, 2023	2,200,000	0.10	2.9
Outstanding and exercisable at July 31, 2020		5,430,000	$0.23	1.7

13. Earnings (loss) per share

Basic and diluted income (loss) per share are calculated using the following numerators and denominators:

	Three months ended July 31,		Nine months ended July 31,
Numerator	2020	2019	2020	2019
Net income (loss) attributable to common shareholders	$(234,974)	$(554,533)	$(889,252)	$(1,712,924)
Net income (loss) used in computation of basic and diluted income (loss) per share	$(234,974)	$(554,533)	$(889,252)	$(1,712,924)

Denominator
Weighted average number of common shares for computation of basic and diluted income (loss) per share	382,143,781	287,720,884	370,780,636	277,543,200

For the three and nine months ended July 31, 2020 and 2019, all stock options and conversion features were anti-dilutive and, therefore, are excluded from the calculation of diluted income (loss) per share.

14. Income taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes.

As at October 31, 2019, the Company has non-capital losses of approximately $30.5 million, $25.7 million in Canada and $4.8 million in other foreign jurisdictions, available to reduce future taxable income. Non-capital losses expire commencing in 2026. In addition, the Company has available capital loss carry forwards of approximately $1.3 million to reduce future taxable capital gains. Capital losses carry forward indefinitely.

As at July 31, 2020 and October 31, 2019, the Company assessed that it is not probable that sufficient taxable profit will be available to use deferred income tax assets based on operating losses in prior years; therefore, there are no balances recognized in the unaudited condensed interim consolidated statements of financial position for such assets.

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019
(Expressed in United States dollars, unless otherwise noted)

15. Operating expenses

(a) General and administrative

The components of general and administrative expenses are as follows:

	Three months ended July 31,		Nine months ended July 31,
	2020	2019	2020	2019
General and administrative	$(895)	$13,375	$4,965	$35,197
Rent and occupancy	14,117	17,492	31,462	48,952
Office insurance	472	205	2,024	26,606
Investor relations, listing and filing fees	10,805	10,461	39,649	39,806
Telephone	1,037	877	3,120	3,395
	$25,536	$42,410	$81,220	$153,956

(b) Professional, other fees and salaries

The components of professional, other fees and salaries expenses are as follows:

	Three months ended July 31,		Nine months ended July 31,
	2020	2019	2020	2019
Professional fees	$38,927	$42,213	$98,160	$113,347
Consulting fees	9,217	14,855	147,017	41,834
Salaries and benefits	22,533	56,361	118,043	175,907
	$70,677	$113,429	$363,220	$331,088

(i) Wage subsidy

The Canada Emergency Wage Subsidy (CEWS) was announced by the Government of Canada on March 27, 2020 to enable companies negatively impacted by COVID-19 to re-hire workers. Under this program, qualifying businesses can receive up to 75% of their employees’ wages, with employers being encouraged to provide the remaining 25%.

For the three months ended July 31, 2020, the Company recognized $36,111 CDN ($26,751 USD) of wage subsidy under this program, which has been recorded as a reduction of salaries expenses in the unaudited condensed interim consolidated statements of operations and comprehensive loss. This program has been extended until November 21, 2020.

16. Supplemental cash flow information

The following provides a reconciliation of the cash flows from convertible debentures and derivative liabilities :

	Three months ended July 31,		Nine months ended July 31,
	2020	2019	2020	2019
Balance - beginning of period	$3,224,903	$3,241,885	$3,364,499	$3,126,687
Cash flows from financing activities:
Proceeds from issuance of
convertible debentures	-	125,278	430,177	501,799
Repayments of convertible debentures	22,201	-	(171,922)	(170,663)
Non-cash changes:
Accretion expense	278,770	298,355	754,333	1,103,438
Accrued interest on convertible debentures	98,580	140,313	208,246	215,250
Gain on revaluation of derivative liabilities	(412,921)	(417,239)	(695,346)	(735,242)
Loss (gain) on extinguishment of debt	567	-	(116,108)	(707)
Convertible debentures converted into
common shares	(252,060)	(294,367)	(652,973)	(851,465)
Renewal of convertible debentures	(39,816)	(35,505)	(50,147)	(91,952)
Foreign exchange loss (gain)	150,424	81,493	(110)	43,068
Balance - end of period	$3,070,649	$3,140,213	$3,070,649	$3,140,213

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019
(Expressed in United States dollars, unless otherwise noted)

17. Key management compensation and related party transactions

The Company reports the following related party transactions:

(a) Key management compensation

Key management personnel are persons responsible for planning, directing and controlling activities of the Company, including officers and directors. During the nine months ended July 31, 2020 and 2019, there was no compensation paid or payable to these individuals (or companies controlled by such individuals).

During the nine months ended July 31, 2020 and 2019, these parties were not awarded any options.

(b) Trade payables and other liabilities

As at July 31, 2020 and October 31, 2019, the Company reports in trade payables and other liabilities, a balance owing to the former President of MAST of $193,174 which represents alleged outstanding wages payable, see Note 18(b).

As at July 31, 2020 and October 31, 2019, the Company reports $167,000 in trade payables and other liabilities owing to a company whose major shareholder has been a director of the Company and who has also previously served as its Chief Technology Officer. This individual was elected as a director on February 19, 2014 through September 8, 2020 (Note 22). The balance reported relates to alleged services provided in 2015; there have been no invoices submitted by this related party after October 31, 2015.

(c) Convertible debentures

In May 2019, the CEO of the Company subscribed for a short-term loan of $15,000 CDN ($11,450 USD). At July 31, 2020, the loan principal was fully repaid (October 31, 2019 - $10,000 CDN, $7,582 USD).

In January 2018, the CEO of the Company subscribed for a convertible debenture of $150,000 CDN ($114,086 USD). At July 31, 2020, $15,001 CDN ($11,191 USD)(October 31, 2019 - $52,319 CDN, $39,756 USD) in loan principal remains outstanding.

18. Contingencies

(a) The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company's by- laws. The Company maintains insurance policies that may provide coverage against certain claims.

(b) On October 7, 2018, the former President of MAST, Inc. (a wholly-owned subsidiary), Mr. Steven Van Fleet, filed a lawsuit against Micromem and MAST in New York State Supreme Court, Dutchess County. In the action, Mr. Van Fleet is seeking payment of $214,574 plus interest relating to alleged remuneration and expense reimbursements due to him prior to his resignation as an officer and director of Micromem and MAST on August 17, 2018. The Company answered the complaint on December 7, 2018 by denying the material allegations in Mr. Van Fleet's claims. In addition, the Company interposed 7 counterclaims against Mr. Van Fleet seeking, among other things: (i) damages of not less than $2.75 million, (ii) specific performance to compel Mr. Van Fleet to comply with his contractual obligations which were required for the period of time that he served as an officer and director through to his resignation date; (iii) repayment of certain salary and expenses paid to Mr. Van Fleet; (iv) a direction for Mr. Van Fleet to turn over all Company property in his possession or control; (v) an accounting to determine all money and property belonging to the Company and/or MAST. On January 24, 2019, the Company amended its original answer and counterclaims to include, among other things, a demand for additional damages based on new information that had come to light. On February 8, 2019, Mr. Van Fleet, through his counsel, replied to and denied the material allegations in Micromem's counterclaims. The Company reports an accrual of $205,788 at October 31, 2019 with respect to alleged remuneration and expense reimbursements claimed by Mr. Van Fleet but, nonetheless, has denied the allegations in Mr. Van Fleet's claims. The matter is currently at the pre-trial stage, pending discoveries and remains as a contingency at September 25, 2020.

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019
(Expressed in United States dollars, unless otherwise noted)

19. Financial risk management

(a) Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in foreign exchange rates. The Company is exposed to currency risk to the extent that it incurs expenses and issues convertible debentures denominated in CDN. The Company manages currency risk by monitoring the Canadian position of these monetary financial instruments on a periodic basis throughout the course of the reporting period.

As at July 31, 2020, balances that are denominated in Canadian dollars are as follows:

CDN
Cash	$10,050
Prepaid expenses and other receivables	$21,599
Trade payables and other liabilities	$108,950
Convertible debentures	$1,899,587
Derivative liabilities	$186,258
Long-term loan	$40,000

A 10% strengthening of the US dollar against the CDN would decrease accumulated deficit by $163,261 as at July 31, 2020 (October 31, 2019 - decrease accumulated deficit by $126,371). A 10% weakening of the USD against the CDN would have had the opposite effect of the same magnitude.

(b) Interest rate risk

Interest rate risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in market interest rates. The Company is exposed to interest rate risk on its interest-bearing convertible debentures. This exposure is limited due to the short-term nature of the convertible debentures.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company's management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise. The Company's funding is provided in the form of capital raised through the issuance of shares on conversion of convertible debentures. With the exception of the long-term loan, all financial liabilities are due within 1 year as at July 31, 2020.

(i) Trade payables

The following represents an analysis of the maturity of trade payables:

	As at July 31,	As at October 31,
	2020	2019
Less than 30 days past billing date	$33,748	$18,201
31 to 90 days past billing date	5,824	13,259
Over 90 days past billing date	735,955	781,230
	$775,528	$812,690

As at July 31, 2020, trade payables include $540,000 (October 31, 2019 - $334,000) of invoices which the Company has disputed and/or are stale-dated. The Company does not anticipate that it will be required to discharge such amounts.

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019
(Expressed in United States dollars, unless otherwise noted)

19. Financial risk management (continued)

(c) Liquidity risk (continued)

(ii) Convertible debentures and derivative liabilities

The following represents an analysis of the maturity of the convertible debentures and derivative liabilities:

	As at July 31,		As at October 31,
	2020		2019
	Convertible	Derivative	Convertible	Derivative
	debentures	liabilities	debentures	liabilities
Less than three months	$1,757,317	$66,378	$754,799	$75,528
Three to six months	549,360	120,637	1,168,349	71,326
Six to twelve months	319,108	257,849	675,926	618,571
	$2,625,785	$444,864	$2,599,074	$765,425

(d) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash, development costs receivable, and other receivables. The maximum exposure to credit risk is the carrying value of these financial assets, which amounted to $35,701 as at July 31, 2020 (October 31, 2019 - $49,236).

Cash of $22,374 as at July 31, 2020 (October 31, 2019 - $46,056) is held with central banks and financial institution counterparties that are highly rated. The Company has assessed no significant change in credit risk and an insignificant loss allowance, which was not recognized in these unaudited condensed interim consolidated financial statements.

20. Fair value hierarchy

Assets and liabilities recorded at fair value in the unaudited condensed interim consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets and liabilities. There are no assets or liabilities in this category in these unaudited condensed interim consolidated financial statements.

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. In these unaudited condensed interim consolidated financial statements, derivative liabilities are included in this category.

Level 3 - valuation techniques using the inputs for the asset or liability that are not based on observable market data. There are no assets or liabilities in this category in these unaudited condensed interim consolidated financial statements.

The Company's policy for determining when transfers between levels of fair value hierarchy occur is based on the date of the event or changes in circumstances that caused the transfer. During the three and nine months ended July 31, 2020 and 2019, there were no transfers between levels.

Micromem Technologies Inc.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended July 31, 2020 and 2019
(Expressed in United States dollars, unless otherwise noted)

21. Capital risk management

The Company's objectives when managing capital are to (i) maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, (ii) ensure it has sufficient cash resources to further develop and market its technologies and

(iii) maintain its ongoing operations. The Company defines its capital as its net assets, total assets less total liabilities. In order to secure the additional capital necessary to pursue these objectives, the Company may attempt to raise additional funds through the issuance of equity or convertible debentures or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the three and nine months ended July 31, 2020.

22. Subsequent events

Subsequent to July 31, 2020:

(a) The Company secured private placements with investors consisting of common shares with no warrants pursuant to prospectus and registrations set forth in applicable securities law. It realized net proceeds of $47,376 and issued a total of 1,353,597 common shares.

(b) The Company repaid $5,000 CDN in convertible debentures, and $71,375 in convertible debentures were converted into 5,471,203 common shares.

(c) The Company extended convertible debentures that were within 3 months of maturity date from July 31, 2020. Extension terms ranged from 3 months to 6 months.

(d) The Company secured $38,000 in convertible debentures with a 12 month term and conversion features which become effective six months after initiation date.

(e) The Company cancelled 2,040,000 stock options with a weighted average exercise price of $0.25 per share.

(f) The Company held its Annual General Meeting of Shareholders on September 8, 2020. Joseph Fuda, Alex Dey and Oliver Nepomuceno were re-elected to serve as directors at the meeting. The authorized limit for stock options in the Company's plan was increased from 18.84 million options to 27.5 million options at the meeting.